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                     May 19, 2020

       Jeffrey Shepherd
       Executive Vice President, Chief Financial Officer
       Advance Auto Parts, Inc.
       2635 East Millbrook Road
       Raleigh, NC 27604

                                                        Re: Advance Auto Parts,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 28, 2019
                                                            File No. 001-16797

       Dear Mr. Shepherd:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services